

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 28, 2009

Mr. Kevin Stevenson
Chief Financial Officer
Portfolio Recovery Associates, Inc.
120 Corporate Boulevard
Norfolk, VA 23502

> **RE:** **Portfolio Recovery Associates, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 000-50058**

Dear Mr. Stevenson:

We have reviewed your supplemental response letter dated April 10, 2009 as well as your filings and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2008

1. We note in your response to our comment six your acknowledgement that you have several operating segments but state that they meet the aggregation criteria in paragraph 17 of FAS 131. While we do not object to your response you do not make any reference to your consideration of segments in your disclosure, which may be confusing to investors given the number of different businesses you describe. Please confirm with us that in future filings you will disclose your position that the company has several operating segments that qualify for aggregation as one reportable segment, accounts receivable management.

Part III Incorporated by Reference from Definitive Proxy Statement

Compensation Discussion and Analysis, page 17

Setting 2008 Executive Compensation, page 27

2. In future filings please provide a more detailed analysis of how the size of the total bonus pool and actual cash bonuses to the named executive officers were determined for your most recent fiscal year. For example, if the size of the bonus pool was determined primarily based on performance against financial targets, disclose the material financial targets. With respect to actual cash bonuses

awarded to each of the named executive officers, disclose material performance targets and any other material factors contributing to the award determinations. This disclosure should explain material differences in award amounts to each named executive officer. If you believe that disclosure of any of these performance targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. If you believe you have a sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the company to achieve the undisclosed performance targets. General statements regarding the level of difficulty or ease associated with achieving the target are not sufficient. In discussing how difficult it will be the company to achieve the performance target, provide as much detail as necessary without providing information that would result in competitive harm. Refer to Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 118.04, available at www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Advisor, at (202) 551-3576 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director